DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

December 27, 2024

VIA EDGAR
==========
Rebecca Marquigny
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Spinnaker ETF Series; File Nos. 333-215942 and 811-22398

Dear Ms. Marquigny,
On October 10, 2024, Spinnaker ETF Series (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the Genter Capital Dividend Income ETF and Genter Capital International Dividend ETF (each a “Fund” and, together, the “Funds”). On November 22, 2024, you provided oral comments to the Registration Statement. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
Prospectus:
General
Comment 1. Please clarify supplementally whether the Advisor has a manager of managers order. If they will rely upon such an order, please include the Advisor’s name in the Fund’s name.
Response. The Advisor does not have and does not intend to seek, a manager of manager’s order.
Summary – Both Funds
Comment 2. Given that the strategy says the Funds seek dividend income, consider revising he investment objective to be current income and cap appreciation instead of the other way around.
Response. The Registrant has revised the disclosure as requested.

Page Two

Comment 3. In the first paragraph in “Principal Investment Strategies,” clarify what you mean by “subadviser’s evaluation of valuation and economic outlook” and provide examples of conditions under which particular sectors will be emphasized.
Response. The existing disclosure already explains in detail what is meant by that phrase as the subsequent paragraph describes how the subadvisor evaluates valuation and economic outlook. The Registrant has revised the sentence to clarify that the details of that evaluation are below and has added examples as requested.
In addition, the Fund will invest in a diversified portfolio of 25 to 50 securities typically spread across many economic sectors. Investments in and weightings of individual sectors will vary based on the Subadvisor’s assessment of valuation and the economic outlook using the process described below. Examples of conditions that will affect the weighting of sectors include recent relative performance of each sector to the overall market performance, economic conditions such as inflation and economic growth and expectations of economic growth in the upcoming period of time and how that sector might be affected more or less than other sectors, and economic growth rate and geopolitical conditions, military conflicts which can typically affect availability and demand for natural resources that can have impact on one or more sectors relative to other sectors of the overall market economy. For example, the price of oil has a significant impact on the transportation sector, which can in turn have a significant impact on consumer goods and raw materials being transported. Another example which can have a significant impact on one or more sectors is tariffs. Tariffs imposed on either a country or a particular industry will increase the price and may reduce the supply as well. A tariff on consumer goods imported from China would impact retailers where those imported goods are sold.
Comment 4. In the second paragraph in “Principal Investment Strategies,” please add disclosure explaining what a tax advantaged dividend payment is, such as for whom it is it advantaged, and explain what qualifies as dividend growth for these purposes in terms of amount of growth and the time period over which it is measured.
Response. The Registrant has revised the disclosure as follows:
First, the Subadvisor uses publicly available filings, financial analyst’s reports and research information available both publicly and by subscription or purchase to identify companies that have 1) tax-advantaged dividend payments, which qualify for tax treatment as capital gains tax rates versus ordinary income tax rates, which will allow the Fund shareholder to recognize that portion of the Fund income dividend as receipt of capital gain, a lower tax rate than ordinary income dividends, 2) market capitalizations greater than $2 billion, 3) dividend ~~growth~~ per share increase of any amount versus prior quarter and 4) investment grade debt ratings.

Page Three

Comment 5. In the fifth sentence in the second paragraph in “Principal Investment Strategies,” please rewrite the sentence to be in plain English.
Response. The Registrant has revised the disclosure as follows:
Lastly, the four characteristics identified in the first step are evaluated further to assess the likelihood of capital appreciation, and to assess the expected volatility and risk for each security. ~~form a decision matrix that seeks to achieve what the Subadvisor believes is an optimum balance of dividend yield, likelihood of capital appreciation based upon historical and forward looking results and projections for results, and an assessment of volatility and risk based upon both historical and forward looking patterns and projections~~.
Comment 6. In the third paragraph in “Principal Investment Strategies,” please revise the paragraph to be more clear because there are too many subordinate clauses (e.g. add bullet points).
Response. The Registrant has revised the disclosure to set forth the numbered clauses as a list rather than in line in the paragraph.
Comment 7. In the third paragraph in “Principal Investment Strategies,” please clarify over what time period the reductions noted in clauses 1 and 2 must occur.
Response. The Registrant has revised the disclosure as follows:
The Subadvisor will sell a security when one or more of the following occurs:
1) the security’s dividend is reduced by more than 10% in dividend per share over the preceding eight quarters;
2) the yield falls by more than 10% below targeted parameters and available alternate options in the Fund’s universe of investments in less than a three-year period;
3) one or more actual or projected financial metrics over the previous two year period or analyst projections for the coming two year period show or project a flat or negative growth of the company’s income which cannot be readily identified as a temporary or non-recurring change;
4) the company’s underlying debt rating falls below investment grade;
5) its price target is realized; or
6) the Fund requires cash to meet redemption requests.

Page Four

Comment 8. In the second sentence of the last paragraph in “Principal Investment Strategies,” revise the sentence to state clearly when subadviser will sell call options (not may sell) and explain the general circumstances under which the subadviser will sell these call options short and why.
Response. The Registrant has revised the disclosure as follows:
The Subadvisor ~~may choose to sell~~ sells call option contracts on securities held by the Fund with strike prices ranging from 0-15% above the then current price of the security against which the option is written. Calls will be written when the Subadvisor feels the underlying stock has a price at the time the call is written that is in line with other stocks in its sector and, in the Subadvisor’s view, is unlikely to appreciate more than the strike price of the written call prior to the call’s expiration, but the Subadvisor is not prepared to remove the position from the Fund portfolio.
Comment 9. In “Principal Investment Risks,” please add a dividend payment risk or explain supplementally why it is not a principal risk of the Funds.
Response. The Registrant has added the following risk:
Dividend Payment Risk. While the Fund may hold securities of companies that have historically paid a dividend, those companies may reduce or discontinue their dividends, thus reducing the yield of the Fund. Past dividend payments are not a guarantee of future dividend payments. Also, the market return of high dividend yield securities, in certain market conditions, may be worse than the market return of other investment strategies or the overall stock market.
Comment 10. In “Principal Investment Risks – Management Risk”, please revise the disclosure to directly discuss the roll of human error such as the risk that the portfolio managers may make poor or incorrect decisions such as relying on poorly chosen, ineffective investment techniques or risk analysis or that they may apply poor judgement to otherwise effective investment and analysis methods. Directly state that investors could lose money as a result.
Response. The Registrant has revised the disclosure as follows:
Management risk. The Fund is subject to management risk because it is an actively managed portfolio. In managing the Fund’s portfolio securities, the Subadvisor will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results. The portfolio managers’ judgments about the attractiveness, income potential, and potential appreciation of particular stocks or other securities in which the Fund invests may prove to be incorrect, and there is no guarantee that the portfolio managers’ judgment will produce the desired results.  The portfolio managers may rely on poorly chosen, ineffective investment techniques or risk analysis, and they may apply poor judgement to otherwise effective investment and analysis methods. Investors may lose money as a result.

Page Five
Comment 11. In “Principal Investment Risks – Early Close Risk”, the origin for the risk is not clear from the strategy itself, so please add what portion of the portfolio is subject to this risk, and for the Genter Capital International Dividend ETF, please clarify that risk is associated with foreign or emerging markets and how and why that impacts the Genter Capital International Dividend ETF.
Response. The Registrant has revised the disclosure as follows (the last sentence is only in the version for the international ETF):
Early close/trading halt risk: The Fund’s investments in equity securities are subject to the risk that an exchange or market may close or issue trading halts on specific securities, or the ability to buy or sell certain securities or financial instruments may be restricted, which may prevent the Fund from buying or selling certain securities or financial instruments. In these circumstances, the Fund may be unable to rebalance its portfolio, may be unable to accurately price its investments and may incur substantial trading losses. This risk is heightened for the foreign securities that underly the ADRs in which the Fund invests because foreign markets are generally subject to more disruptions than domestic exchanges.
Summary – Genter Capital International Dividend ETF
Comment 12. Footnote 1 to the fee table indicates that expense are estimated for the current fiscal year. Please supplementally explain how the fees were estimated for the year and how the Registrant determined they were appropriate estimates. We note that the fee table is the same as that for the Genter Capital Dividend Income ETF, but we would expect that the Genter Capital International Dividend ETF would have things like foreign taxes and depository receipt expenses that would make it differ from the Genter Capital Dividend Income ETF.

Response. The Registrant calculated expenses based on estimated asset level provide by the adviser and contractual fees of the Fund, which is appropriate as that is how actual expenses will be calculated once the Fund is operating. The Registrant has updated the fee table since the initial filing to reflect an additional 2bps of “Other expenses,” which are the estimated foreign taxes and depository receipt expenses.

Page Six

Comment 13. In the fifth sentence in “Principal Investment Strategies,” please revise the disclosure to clarify what “principal place of business outside the US” means such as principal place subject to revenue tax.

Response. The Registrant has revised the disclosure as follows:

The Fund defines foreign equity securities as equity securities of companies organized or having their principal place of business (location where they are subject to revenue tax) outside the U.S.  The Fund’s investments in foreign securities will primarily be in American Depository Receipts (“ADRs”), which are receipts that represent interests in foreign securities held on deposit by U.S. banks. The Fund may also invest up to 20% of its assets in domestic equity securities that have records of paying dividends and derive more than 30% of revenues from non-U.S. operations.

Comment 14. In the second sentence of the second paragraph in “Principal Investment Strategies,” please clarify if the Fund will include exclusively foreign holdings. If the Fund will invest in any domestic issuers as a principal strategy, then revise the disclosure accordingly.

Response. The Registrant has revised the disclosure as shown in the response to Comment 13 above.

Comment 15. In the second paragraph in “Principal Investment Strategies,” please add disclosure explaining what a tax advantaged dividend payment is, such as for whom it is it advantaged and whether it is as compared to US securities.

Response. The Registrant has revised the disclosure as follows:

The Subadvisor employs a three-step process in selecting the Fund’s investments. The Subadvisor begins with a universe of those foreign publicly traded companies and domestic equity securities that derive more than 30% of revenues from non-U.S. operations that have paid a dividend in each of the previous four quarters. First, the Subadvisor uses publicly available filings, financial analyst’s reports and research information available both publicly and by subscription or purchase to identify companies that have 1~~) tax-advantaged dividend payments,~~ 1) market capitalizations greater than $2 billion, 2) dividend growth, which the Subadvisor defines as no quarters among the previous four with any dividend reduction and at least one of the most recent two quarters having a dividend increase, and 3) investment grade debt ratings.

Page Seven

Comment 16. At the end of the second paragraph in “Principal Investment Strategies,” by way of distinguishing between the two funds, please explain the decision matrix referenced such as if it is the same matrix as other fund (for example, does the matrix look at different things, balance differently, or having certain factors have more weight for foreign securities).

Response. The subadviser has confirmed to the Registrant that the decision matrix is the same for both funds.

Additional Information about the Funds’ Investment Objectives, Principal Investment Strategies, And Risks

Comment 17. In “Principal Investment Strategies,” the disclosure in item 9 is largely a repeat of the disclosure in item 4 with some additional sentences. Please revise the disclosure to be a more fulsome disclosure of the strategy that provides more info than summary to assist investor’s decision-making process.

Response. The Registrant believes that the disclosure in item 9 is already more fulsome than the disclosure in item 4 and complies with the requirements of Form N-1A.

* * *

If you have any questions or comments, please contact the undersigned at 404.736.7863.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle